Contact

www.linkedin.com/in/ronee-penoi-a2aa06b (LinkedIn)

Top Skills

Theatre
Arts Administration
Acting

Languages

Spanish

Ronee Penoi

Director of Artistic Programming, ArtsEmerson
Melrose, Massachusetts, United States

Summary

I am a producer, composer of musicals, and I believe that the arts can lead our transformation from an extractive to a regenerative economy. My professional interests are in producing and presenting multidisciplinary theatrical work, climate justice in the arts, supporting generative artists, and building collaborations between the arts and the private sector. I have skills in anti-racist work, conflict resolution, facilitation, and capacity building, and am interested in bringing this skill set into the world of the arts.

Experience

ArtsEmerson
Director of Artistic Programming
August 2021 - Present (3 years 9 months)
Boston, Massachusetts, United States

Octopus Theatricals, LLC
Producer
December 2019 - August 2021 (1 year 9 months)
Washington DC

http://www.octopustheatricals.com/

Octopus Theatricals
Associate Producer
April 2016 - December 2019 (3 years 9 months)
Washington DC

Creative producer working in the performing arts

Theatre from the District
Touring Producer
December 2013 - April 2017 (3 years 5 months)
Washington, DC

Touring and producing the work of Washington DC solo, generative, devised, and ensemble artists. Roster currently includes Anu Yadav,

banished? productions, dog & pony dc, and Transit Lounge. Visit www.theatrefromthedistrict.com to learn more about bringing these artists' work to your theater, city, or business.

Consensus Building Institute
Project Manager, 20th Anniversary Symposium/CBI Project Support Coordinator
September 2013 - April 2017 (3 years 8 months)
Washington, DC

Co-Project Manager for CBI's 20th Anniversary Symposium in Boston, MA, a full day event addressing the question, 'Who Gets What on Our Shrinking Planet?' The event utilized technologies such as Polleverywhere, Mind Meister, Twitter, and Skype, and brought together over 100 participants from around the world.

As CBI Project Support Coordinator, supports the ongoing project work of the Washington DC office. Conducts research, edits documents, proposals and meeting summaries, corresponds with clients, and acts as office manager for the DC office.

The Consensus Building Institute (CBI) is a not-for-profit organization founded in 1993 by leading practitioners and theory builders in the fields of negotiation and dispute resolution. Their experts bring decades of experience brokering agreements and building collaboration in complex, high-stakes environments.

Innovative Study Techniques
Tutor
September 2011 - April 2013 (1 year 8 months)
Largo, MD

Tutor to elementary, middle, and high school students in math, reading, writing, study-skills, and other subjects.

Woolly Mammoth Theatre Company
1 year 8 months

Producer-in-Residence
July 2012 - November 2012 (5 months)

Scouting, Artist Liaising, and Project Management for Presented Projects at Woolly Mammoth Theatre Company; Have worked with artists such as Basil Twist, Joey Arias, Reggie Watts, The Second City, Mike Daisey, and the Pajama Men

National New Play Network Producer-in-Residence
April 2011 - June 2012 (1 year 3 months)

Author of written resource for National New Play Network Member Theatres, and small-to-mid-sized theatres nationwide: A PRODUCING THEATRE'S GUIDE TO PRESENTING; Scouting, Artist Liaising, and Project Management for Presented Projects at Woolly Mammoth

LET ME DOWN EASY - National Tour
Touring Assistant Stage Manager
October 2010 - August 2011 (11 months)
7 cities nationwide

Touring ASM for Anna Deavere Smith's LET ME DOWN EASY during its national tour. Rehearsed in NYC, LMDE traveled to Arena Stage, the Wexner Center for the Performing Arts, Philadelphia Theatre Company, San Diego Repertory Theatre, Berkeley Rep, and the Broad Theatre in LA. In addition to ASM responsibilities, was costumed onstage prop/costume handler for Ms. Smith.

Arena Stage at the Mead Center for American Theater
2 years 6 months

New Play Producing Fellow (part of American Voices New Play Institute)
July 2009 - January 2011 (1 year 7 months)

Produced national convening and task force on 'Devised Work' with over 30 artists, producers, presenters, agents, and funders of devised work. Designated producer for Resident Playwright Karen Zacarias. Produced readings and/or workshops for artists Ellen McLaughlin, Lydia Diamond, Tazewell Thompson, and Richard Goodwin. Externship with Melanie Joseph of Foundry Theatre in NYC. Wrote and received PennPat Presenter Travel Grant to attend 2009 Philadelphia Live Arts Festival.

Directing Fellow
August 2008 - July 2009 (1 year)

Assistant to the Director for NEXT TO NORMAL (pre-Broadway with Michael Greif), LEGACY OF LIGHT (with Molly Smith) and A DELICATE BALANCE (with Pam MacKinnon)

Arete Educational Consulting
Tutor - College Level
September 2008 - October 2010 (2 years 2 months)

Tutor to college-level student attending Georgetown University, in all subjects.

Shakespeare Theatre Company
Artistic Fellow
June 2007 - July 2008 (1 year 2 months)
Washington DC

Casting (DC and NYC), artistic administration, budget tracking, assistant directing (for David Muse, ON THE EVE OF FRIDAY MORNING, and for Alexander Burns, HAMLET at Carter Baron)

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Education

Princeton University
Bachelor of Arts (B.A.), Major in Music, Certificates in Vocal Performance and Theatre & Dance · (2003 - 2007)

Winchester Thurston School
High School · (1999 - 2003)

New York University
Tisch School - Summer Musical Theatre Writing Program · (2002 - 2002)